CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No.1 to the Registration Statement on Form 40-F of our report dated June 16, 2025, relating to the consolidated financial statements of Sol Strategies Inc., which are part of this Amendment No.1 to the Registration Statement.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

August 28, 2025